UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THERAVANCE, INC.
(Name of Issuer)

          Common Stock, $0.01 par value per share
(Title of Class of Securities)

             88338T104
(CUSIP Number)

           December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No.: 88338T104	Page 2 of 7 Pages

1.	Names of Reporting Persons. CHESAPEAKE PARTNERS MANAGEMENT CO., INC. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	4,179,934
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	4,179,934
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,179,934
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.0% based on 52,444,264 Shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: CO

SCHEDULE 13G

CUSIP No.: 88338T104	Page 3 of 7 Pages

1.	Names of Reporting Persons. MARK D. LERNER I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	4,179,934
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	4,179,934
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,179,934
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.0% based on 52,444,264 Shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: HC; IA

SCHEDULE 13G

CUSIP No.: 88338T104	Page 4 of 7 Pages

1.	Names of Reporting Persons. TRACI LERNER I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	4,179,934
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	4,179,934
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,179,934
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.0% based on 52,444,264 Shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: HC; IA

Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Theravance, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 Gateway Boulevard, South San Francisco, California 94080.

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Chesapeake Partners Management Co., Inc. (“CPMC”);

ii)  Mark D. Lerner (“Mr. Lerner”); and

iii)  Traci Lerner (“Ms. Lerner”).

This Statement relates to Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership (“CPLP”); and Chesapeake Partners Master Fund Ltd., a Cayman Islands exempted company (“CPMF”). CPMC serves as investment manager to each of CPLP and CPMF.  CPMC also serves as the General Partner of CPLP.  Mr. Lerner and Ms. Lerner are officers of CPMC.  In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for each of CPLP and CPMF.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of CPMC, Mr. Lerner and Ms. Lerner is 2800 Quarry Lake Drive, Suite 300, Baltimore, MD 21209.

Item 2(c).	Citizenship

i)   CPMC is a Maryland corporation;

ii)  Mr. Lerner is a citizen of the United States of America; and

iii)  Ms. Lerner is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

88338T104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 6 of 7 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2008, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to be the beneficial owner of 4,179,934 Shares.  This amount consists of (A) 2,142,154 Shares held for the account of CPLP, and (B) 2,037,780 Shares held for the account of CPMF.

Item 4(b)	Percent of Class:

The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 8.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 52,444,264 shares outstanding as of October 31, 2008).

Item 4(c)	Number of Shares of which such person has:

CPMC, Mr. Lerner and Ms. Lerner:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	4,179,934

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	4,179,934

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

Date: February 13, 2009	MARK D. LERNER

/s/ Mark D. Lerner

Date: February 13, 2009	TRACI LERNER

/s/ Traci Lerner